News Release	No. 08-157 June 30, 2008

 FEASIBILITY MODEL FOR

PLATINUM GROUP METALS’ PROJECT 1 DELIVERED TO

PARTNERS BY INDEPENDENT ENGINEERING TEAM ON TIME

PUBLICATION EXPECTED JULY 7 2008

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) announces the model for the Bankable Feasibility Study (“BFS”) for the Project 1 platinum mine of the Western Bushveld Joint Venture (“WBJV”) in South Africa., has been delivered by the independent engineering team to the partners of the WBJV. The partners in the WBJV are Platinum Group Metals Ltd. 37% (operator), Anglo Platinum (AMS-JSE), 37% (the world’s largest producer of platinum), and Wesizwe Platinum (WEZ-JSE), 26%.

The WBJV Project 1 is located in the heart of the Western Bushveld area of South Africa where 70% of the world’s platinum is produced from the Merensky and UG2 Platinum Reefs; the same two horizons to be mined in the BFS.

Disclosure of the details of the BFS are being prepared and confirmed by Platinum Group Metals Ltd. and the Independent Engineers. The BFS model provided by Platinum Group Metals Ltd. is currently being reviewed by the partners. The results of the BFS are expected to be published July 7, 2008. A webcast conference call by Platinum Group Metals Ltd. will be available on the Company website www.platinumgroupmetals.net.

A Technical Report in compliance with National Instrument 43-101 in Canada will be filed within 45 days of the publication date.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is based in Vancouver BC, Canada and Johannesburg, South Africa. The Company has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. Platinum Group Metals Ltd. trades on the Toronto Stock Exchange under the symbol PTM and on the AMEX in New York under the symbol PLG.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Availability of grid electrical power is completely outside the company control. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in our disclosure, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. Mineral resources that are not mineral reserves do not have demonstrated economic viability.